DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/7/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA


7. SOLE VOTING POWER

932,943

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

932,943

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

932,943


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.16%

14. TYPE OF REPORTING PERSON

IA


This statement constitutes amendment #4 to the Schedule 13d filed on April 13, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a ? b. As per the 10K filed on March 31, 2008 there were 10,179,671 shares outstanding as of March 25, 2008. The percentage set forth in this item (5a-b) was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owners of 932,943 shares of ANS or 9.16 % of the outstanding shares. Mr. Goldstein and Mr. Dakos have sole power to vote and dispose of 932,943 shares.

The group comprised of Phillip Goldstein, Andrew Dakos, Nadel and Gussman Combined Funds LLC and James Chadwick has been dissolved following the announcement by the Issuer to be acquired by an affiliate of Bayside Capital , Inc. Therefore the reported positions no longer include shares beneficially owned by Nadel and Gussman Combined Funds LLC and James Chadwick.

c. During the last sixty days the following shares of common stock were traded by Bulldog Investors, Phillip Goldstein and Andrew Dakos:

SL = Sale

DATE		# shares	Price ($)
04/03/08	SL	(12,431)	2.7034
04/04/08	SL	(3,700)		2.7200
04/07/08	SL	(117,650)	2.7009
04/07/08	SL	(17,350)	2.7009
04/08/08	SL	(6,600)		2.7022
04/08/08	SL	(38,800)	2.7022
04/09/08	SL	(34,200)	2.7011
04/09/08	SL	(5,800)		2.7011
04/10/08	SL	(18,200)	2.7155
04/10/08	SL	(800)		2.7100
04/10/08	SL	(4,000)		2.7500
04/11/08	SL	(15,000)	2.7000
04/14/08	SL	(17,300)	2.7114
04/15/08	SL	(29,300)	2.7000
04/16/08	SL	(21,500)	2.7000



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/17/08

By: /s/ Phillip Goldstein
-------------------------
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
----------------------
Name:     Andrew Dakos